October 31, 2011

VIA EDGAR (Correspondence Filing)
Mr. Kevin Rupert U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549 (202) 551-6966

Re:	Starboard Investment Trust (the “Registrant”)
Post-Effective Amendment No. 44
Guardian Diversified Fund (the "Fund")
File Nos. 333-159484; 811-22298

Dear Mr. Rupert:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins on September 29, 2011 with respect to Post-Effective Amendment No. 44 to the Registrant’s Registration Statement filed in order to register shared of the Guardian Diversified Fund, a new series of the Trust.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You requested the Registrant revise the disclosures in the legend on the cover page of the prospectus to correspond exactly to the requirements of Form N-1A.

Response 1 – The requested change has been made

Comment 2 – You noted that the Fee Table indicates that there in no redemption fee, but later on page 22 of the prospectus, there is disclosure to a redemption fee.  You requested the disclosures be made consistent.

Response 2 – The disclosure on page 22 of the prospectus has been revised to indicate the Fund does not have a redemption fee.

Comment 3 – You observed that the Fund has estimated 0.05% in acquired fund fees and expenses in the Fee Table, but included investments in ETFs as a principal investment strategy. You requested that the Fund and its adviser reassess whether 0.05% is an accurate estimate of acquired fund fees and expenses give the Fund's investment strategy with regard to ETFs.

Response 3 – The Fund’s investment advisor considers ETFs to be a principal part of the investment strategy, particularly where ETFs are used to provide exposure to asset classes like commodities that otherwise might not be viable investments for the Fund.  The figures used in the fee table are estimates based on a portfolio with 7.5% of assets invested in ETFs, although this percentage will vary over time.

Comment 4 –  In the Principal Investment Strategies section of the prospectus, in the second paragraph, you observed the use of the phrase "increased price momentum" and noted that this seems indicative of a growth style of investing whereas other factors seem to describe more of a value style of investing.  You requested we reconcile or revise the disclosure as necessary to explain how the two factors can be used concurrently to identify investments for the Fund.

Response 4 – This language has been revised to clarify that the Fund’s investment advisor first identifies sectors with the most favorable investment outlook and then selects individual securities based on factors commonly associated with value investing.

Comment 5 – In the Principal Investment Strategies section of the prospectus, in the fifth paragraph, in the first sentence, you requested the Registrant delete the word "first".  You also requested that when making reference to high-yield fixed income securities, the term "junk bond" be used, as least parenthetically at the first reference.

Response 5 – The requested changes have been made.

Comment 6 – In the Principal Investment Strategies section, in the sixth paragraph, you noted that the sell strategy seems to assume gain in all of the Fund's holdings and you requested that disclosure be added to indicate the Adviser sell strategies for securities that do not perform as expected.

Response 6 – The requested changes have been made.

Comment 7 – In the Principal Investment Strategies section, in the seventh paragraph, in the first paragraph, the disclosure indicates that the Fund's investments may be concentrated in certain economic sectors.  If this is the case, you request the Registrant disclose what those sectors may be and include a sector risk in the Principal Investment Risks section of the prospectus.  You further requested that the Registrant make clear that the Fund will be diversified for 1940 Act purposes, if that is the case.

Response 7 – The Fund's investment advisor does not intend to concentrate the Fund’s investments, meaning invest more than 25% of assets, in any single economic sector.  The disclosure in the seventh paragraph on investments in sectors has been revised to state that the advisor’s modeling may lead to substantial investments in a few particular asset classes.  The term “asset class” is more accurate and consistent with the rest of the disclosure in the paragraph, such as the cited examples of large-cap equity securities and government-issued fixed-income securities.

Comment 8 – In the Principal Investment Risks section, under the heading "Fixed Income Risk," you requested the Registrant remove the word "generally" in two locations in the paragraph.

Response 8 – The requested changes have been made.

Comment 9 – In the Principal Investment Risks section, under the heading "Interest Rate Risk," you requested the Registrant include reference to preferred stocks as they have some exposure to interest rate risks and are included in the Principal Investment Strategies section.

Response 9 – The requested change has been made.

Comment 10 - In the Principal Investment Risks section, under the heading "Depository Receipts" you requested the Registrant include reference to foreign currency conversion risk in the paragraph.

Response 10 – The requested disclosure has been added.

Comment 11 – In the Principal Investment Risks section, under the heading "Risks of Investing in Corporate Debt Securities" you requested the Registrant revise the paragraph to include only the securities identified in the Principal Investment Strategies section.

Response 11 – The requested change have been made.

Comment 12 – You requested that the Registrant include a New Manager Risk as the advisor is newly formed and has not previously managed a mutual fund.

Response 12 – The requested risk disclosure has been added.

Comment 13 – In the Principal Investment Risks section, under the heading "Risks Related to Investing in Other Investment Companies," you requested the Registrant disclose whether the Fund will invest in leveraged funds and what impact that would have on fund performance and the applicable risks associated with use of leveraged funds.

Response 13 – Leveraged funds will not be a principal strategy of the Fund and, accordingly, have not been referenced under “Principal Investment Strategies” or “Principal Risks of Investing in the Fund.”

Comment 14 – You wanted the Registrant to confirm any changes made in the sections of the summary prospectus, will also be reflected in the statutory prospectus.

Response 14 – Corresponding changes have been made in both sections of the prospectus.

Comment 15 – In the Statement of Additional Information (SAI), you noted references to the possible use of derivatives by the Fund.  You requested the Registrant confirm that derivatives will not be a principal strategy of the Fund, and if derivatives are used, the Fund will cover or segregate leverages assets in accordance with current SEC guidance.

Response 15 – Derivatives will not be a principal strategy of the Fund.  Additional language regarding asset coverage requirements has been added to the Statement of Additional Information.

Comment 16 – In the SAI, on page 10, under the heading "Borrowing," you requested that the Registrant verify that borrowing will be done for investment purposes.  If this is accurate, you requested additional disclosure be included explaining that borrowing may make the Fund's net asset value more volatile than funds that do not borrow for investment purposes.

Response 16 – The requested changes have been made.

Comment 17 – In the SAI, in the Investment Limitations section, add disclosure regarding the Fund's diversification status.

Response 17 – The requested change has been made.

Comment 18 –  In the SAI, under the heading "Management and Other Service Providers," you requested that table listing the Trustees of the Fund, more clearly identify the Independent Trustees.

Response 18 – The table has been revised to clearly identify the Independent Trustees as requested.

Comment 19 – You noted that several of the exhibits were omitted from the initial filing for the Fund, specifically, the expense limitation agreement and other material contracts.  You requested that the Registrant file an additional post-effective amendment pursuant to Rule 485(b) adding the omitted exhibits, as well and incorporating other changes made in response to your comments.

Response 19 – The Registrant will include all necessary exhibits upon the filing of the post-effective amendment for the Fund.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please contact me at (513) 352-67745 if you should require any further information.

Sincerely,

/s/ Marc L. Collins
Marc L. Collins